Costamare Inc. Announces Public Offering of Common Stock

MONACO – November 29, 2016 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it plans to offer 11,000,000 shares of its common stock. Members of the Konstantakopoulos family, who in the aggregate own a majority of the common stock of the Company, have indicated their intention to purchase approximately $10 million of shares in the offering. In connection with the offering, the Company intends to grant the underwriters a 30-day option to purchase up to 1,650,000 additional shares of its common stock.

The Company plans to use the net proceeds of the offering for capital expenditures, including vessel acquisitions, and for other general corporate purposes, which may include repayments of indebtedness.

Morgan Stanley, Wells Fargo Securities, J.P. Morgan, Citigroup and Barclays are acting as joint book-running managers of the offering, which will be made under an effective shelf registration statement.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, or telephone: 1-800-326-5897, or email: cmclientsupport@wellsfargo.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204; Citigroup, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-800-831-9146; or from Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email Barclaysprospectus@broadridge.com, or telephone 1-888- 603-5847.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 42 years of history in the international shipping industry and a fleet of 71 containerships, with a total capacity in excess of 464,000 TEU, including six newbuild containerships on order. Eighteen of the Company’s containerships, including six newbuilds, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer

Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco

Tel: (+377) 93 25 09 40

Email: ir@costamare.com